1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC January 2006 Sales Report

Hsinchu, Taiwan, R.O.C. — February 10, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for January 2006 totaled NT$26,178 million, an increase of 25.6 percent over the same period last year. On a sequential basis, January 2006 sales decreased 4.5 percent.
TSMC Sales Report:

			(Unit: NT$ million)
Net Sales	2006*	2005	Increase (Decrease) %

January	26,178	20,843	25.6

*	Year 2006 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
February 10, 2006
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2006.
1) Sales volume (in NT$ thousand)

Period	Items	2006	2005

Jan.	Invoice amount	22,252,556	18,446,223
Jan.	Net sales	26,177,607	20,842,779
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Jan.		Bal. as of period end

TSMC	82,222,226	—		—
TSMC’s subsidiaries	31,600,156	(30,275)	*	1,119,475

*	The deviation was due to the fluctuation in currency exchange rate.
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Jan.		Bal. as of period end

TSMC	102,777,783	(86,500)	*	3,198,500
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		(86,500)	*	3,198,500
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

*	The deviation was due to the fluctuation in currency exchange rate.
4)	Financial derivative transactions (in NT$ thousand) Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others

Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	0	79,912,146	—
	Mark to Market Profit/Loss	0	1,565,366	—
Expired Contracts	Notional Amount	2,004,420	32,610,215	—
	Realized Profit/Loss	81,046	1,232,085	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 10, 2006	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer